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                     Press Release issued
                     on October 23, 1998
            with respect to the Termination Agreement
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Cohoes Savings Bank                         SFS BANCORP, INC.
75 Remsen Street                            251-263 State
Cohoes, New York 12047                      Schenectady, New York 12305
(518) 233-6500                              (518) 395-2300

Contact: Harry L. Robinson                  Contact: Joseph H. Giaquinto
         President                                   President

                             NEWS RELEASE

   October 23, 1998, 4:00 p.m.-- Cohoes Savings Bank, Cohoes, New York, and SFS Bancorp, Inc. (Nasdaq National Market: SFED), parent of Schenectady Federal Savings Bank, Schenectady, New York, announced today the mutual termination of the definitive agreement entered into on July 31, 1998, pursuant to which SFS was to merge into a newly-formed holding company of Cohoes to be organized in connection with Cohoes' conversion from a mutual to a stock institution. Cohoes has advised SFS that due to the recent significant decline in the market values of publicly held thrift institutions and institutions undertaking mutual-to-stock conversions, and regulatory concerns regarding the pricing of the transaction, the transaction was no longer feasible. Despite the best efforts of both parties, revised terms acceptable to everyone could not be agreed upon. Pursuant to the definitive agreement, Cohoes will pay SFS a termination fee of $2 million.

   "We are extremely disappointed that this transaction could not be completed. SFS is a great company with top quality people, and would have been a fine complement to our existing institution," stated Harry L. Robinson, President and Chief Executive Officer of Cohoes. Mr. Robinson further indicated that, although the merger with SFS had been terminated, the mutual-to-stock conversion of Cohoes would proceed as scheduled.

   SFS President Joseph H. Giaquinto said, "Although we are disappointed that our merger with Cohoes couldn't work out, we have nothing but respect for their people and their organization. As for SFS, we will now rededicate ourselves to the business at hand and will continue to work hard to build and enhance value for our shareholders and customers through our commitment to community involvement and quality customer service".

   Schenectady Federal operates 4 banking offices in Schenectady and Glenville, New York. At June 30, 1998, SFS had consolidated assets of $178.1 million and total stockholders' equity of $21.9 million. Cohoes operates 17 banking offices in Albany, Rensselaer, Schenectady, Saratoga and Warren counties. At June 30, 1998, Cohoes had consolidated assets of $535.7 million and total equity of $53.3 million.
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